The Special Meeting of  the Zweig Total Return Fund, Inc.'s
Shareholders was held on October 27, 2009. The meeting concluded with the Fund remaining closed-end. The number of in-person and proxy votes represented at the special meeting did not constitute a quorum and the chairman of the special meeting closed the meeting without adjournment, as permitted by the Fund's bylaws. The number of proxies received represented approximately 32% of the Fund's outstanding shares, with less than 8% of outstanding shares in favor of the conversion proposal. The affirmative vote of a majority of shares outstanding as of the record date would have been required to pass the proposal.

The Fund was required to submit the conversion proposal to its shareholders in accordance with its Articles of Incorporation because its shares traded on the New York
Stock Exchange during the quarter ended June 30, 2009 at an average discount from their net asset value of 10% or more, determined on the basis of the discount as of the end of the last trading day in each week during such quarter. As set forth in the Fund's definitive proxy statement filed with the Securities and Exchange Commission on August 28,
2009, the Board of Directors, including its independent directors, voted unanimously to recommend against conversion to an open-end fund.